May 11, 2022

Mr. Raymond Be

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Alpha Architect ETF Trust (the “Trust”)

Post-Effective Amendment No. 101 to the Registration Statement on Form N-1A (the “Amendment”)

File Nos.: 333-195493 and 811-22961

Relative Sentiment Tactical Allocation ETF

Dear Mr. Be:

This correspondence responds to comments to the Trust received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) on March 15, 2022 and April 21, 2022 with respect to the Amendment relating to the Relative Sentiment Tactical Allocation ETF (the “Fund”), a proposed new series of the Trust. For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

1.	Comment: Under the Principal Investment Strategies section, please explain the differences between retail and institutional investors. How does the Sub-Adviser determine the sentiments of institutional versus retail investors? Where does the Sub-Adviser obtain data on retail investors?

Response: Per the Sub-Adviser, third-party data sources provide information with respect to the identification of institutional and retail investors. For example, the Commitments of Traders Report1 has three categories of investors: Commercials, Non-Commercials, and Non-reportables. The Commercials category is defined as institutions that use the futures and options market to hedge business risk (e.g., oil producers transacting in oil futures, insurance companies hedging their long-only stock portfolios with futures and options, etc.). The Non-Commercials category is defined as institutions that use the futures and options market to speculate. The Non-reportables category are traders whose positions are small enough that they don’t meet the reporting threshold.

Another example of a data provider used by the Sub-Adviser to gauge investor sentiment is Sentix. Sentix uses a global investor survey, whereby it collects investor opinions on a weekly basis with respect to various markets, asset classes and investment styles. The data is broken out by institutional sentiment and retail sentiment. Thus, data vendors are the source of relevant information pertaining to the sentiments of both retail and institutional investors.

Additional disclosure has been added to the Fund’s prospectus to discuss how the Sub-Adviser analyzes third-party data classifications of retail and institutional investors.

[1]	The Commitments of Traders is a weekly market report produced by the Commodity Futures Trading Commission (“CFTC”) enumerating the holdings of different categories of participants in various U.S. futures markets.

KAREN A. ASPINALL  ●  PARTNER

11300 Tomahawk Creek Pkwy, Suite 310  ●  Leawood, KS 66211  ●  p: 949.629.3928

Practus, LLP  ●  Karen.Aspinall@Practus.com  ●  Practus.com

2.	Comment: In the second paragraph, under Principal Investment Strategies, please explain how the Fund will choose among and select among the stated indices. What analysis will be used to select the indices that will form the basis of the Fund’s investments?

Response: Per the Sub-Adviser, the strategy was developed using broad market indices because exposures to such indices are low-cost and scalable—and the relative sentiment factor has historically worked well utilizing the broad market indices as a proxy for a particular asset class. Thus, the primary considerations in choosing the ETFs that represent those indices are liquidity (small bid/ask spread), assets under management, and management fee. As such, the prospectus disclosure has been updated to reflect the specific ETFs that may be used by the Sub-Adviser.

3.	Comment: Under Equity Allocation Determination, Position-based relative sentiment indicator, please clarify how the Sub-Adviser measures the actual holdings of institutional and retail investors. If relevant, please address any time lag with any data that is used.

Response: Per the Sub-Adviser, and as described in response to Comment 1, an example of how the Sub-Adviser measures this information is through the Commitments of Traders Report. The CFTC takes a snapshot of these holdings every Tuesday and the data is released every Friday. While there is a time delay between the snapshot and the release of the data, in the Sub-Adviser’s view, the signals generated from this data are slow-moving and don’t significantly change with high frequency. Consequently, the Sub-Adviser believes the time delay is not material to the Fund’s investment strategy.

4.	Comment: Under Equity Allocation Determination, Survey-based relative sentiment indicator, please describe the Sub-Adviser’s use of machine learning. Please also describe the types and amount of data used by the algorithms. Please also address the limits of machine learning.

Response: The Sub-Adviser takes an ensemble approach to the use of machine learning. That is, instead of using only one algorithm to forecast an allocation, a multitude of algorithms are used. Thereafter, the outcomes of the algorithms are analyzed, with the Sub-Adviser identifying results that are statistically significant when adjusted for the number of different algorithms that were employed. The Sub-Adviser then averages the desired forecasted allocations produced by the most statistically significant algorithms to arrive at the target equity allocation (for this survey-based relative sentiment indicator).

The Sub-Adviser also uses data from Sentix (as described in the response to Comment 1, above). Sentix provides monthly indices on institutional and retail sentiment for several different regions (U.S, Europe, Japan, Asia ex-Japan, etc.), which is used as an input to the machine learning algorithms, along with returns from those respective regions.

Machine learning has certain limitations. Its usefulness is highly dependent on the quality of the information input into the algorithm. If deficient, the results of the machine learning process will be poor no matter how sophisticated the algorithm. As such, disclosures are included in the Prospectus informing investors of the limitations of this approach. Please see “Machine Learning Risk” in the Principal Risks section of the prospectus.

In addition, Prospectus disclosure has been added to further describe how the machine learning process is employed by the Sub-Adviser.

5.	Comment: On the top of page 3 of the prospectus, please explain the allocation process to determine the percentage of equity and different types of equity. Please clarify if the Fund can be 100% in equities.

Response: The Sub-Adviser reviews the outcomes of the four relative sentiment indicators provided in the Prospectus, which are averaged to determine the Fund’s target equity exposure (on a scale of 0% - 100%). While historically one or more of the indicators have equaled 100% it has been very rare for all four indicators to be 100% at the same time. Based on historical analyses, the Sub-Adviser expects the typical average allocation range among the relative sentiment factors in the aggregate to be 20% to 85% equities and the long-term average equity exposure to be 60%-65%, although future allocations will vary.

In addition, the Sub-Adviser utilizes a machine learning process that generates the target exposures for both U.S. equities and developed equities as a percentage of the overall target equity exposure. The Sub-Adviser utilizes the outcome of the machine learning process as the basis for target allocations between U.S. equity and foreign, developed market equity exposure.

The Fund’s disclosure in the Prospectus has been revised to indicate that machine learning is utilized to establish the target allocations between U.S. equity and foreign, developed equity ETF exposures.

6.	Comment: Under Principal Risks, Bond Risk, please explain when ETFs with junk bonds would be used. Please also explain how the Sub-Adviser will choose among bond indices.

Response: The Sub-Adviser has no current intention to use junk bond ETFs in the Fund. Bonds are meant to be a safer, less volatile asset class than equities in the strategy and junk bonds are not currently contemplated as an investment option. Accordingly, the Fund’s disclosures have been updated to remove any references to junk bonds.

The Sub-Adviser intends to invest the Fund’s bond investments in liquid, low-cost ETFs that invest in high-quality fixed income instruments (e.g., U.S. government and investment grade bonds) and liquid, low-cost ETFs that invests in Treasury Inflation-Protected Securities (“TIPS”) based on the degree of retail macro sentiment in commodities. The retail macro sentiment in commodities is reflective of inflationary (or deflationary) pressures so as this sentiment increases (i.e., more bullish) the Sub-Adviser will increase the allocation to TIPS ETFs and vice versa.

The Fund’sPprospectus disclosure has been updated accordingly.

7.	Comment: In the Quantitative Security Selection & Model Risk section, please discuss the potential risk of incomplete data.

Response: The Fund’s risk disclosure in the Prospectus has been updated to incorporate this information.

8.	Comment: In the Bond Risk section, please include disclosure that rising interest rates reduce bond market values, and that interest rates are at historical lows.

Response: The Fund’s risk disclosure in the Prospectus has been updated to incorporate this information.

9.	Comment: Under the Additional Information about the Fund’s Risk section, in the second paragraph of the Fund of Funds Risk, please update to include risks associated with actively managed ETFs.

Response: The Fund’s risk disclosure in the Prospectus has been updated to incorporate this information.

10.	Comment: Under the Additional Information about the Fund’s Risk section, please delete duplicative Large-Capitalization Companies Risk.

Response: The Fund’s Prospectus disclosure has been updated accordingly.

Please also note that we have updated the Fund’s Prospectus to state that the Fund is not diversified, due to its limited number of investments in other exchange-traded funds.

If you have any questions regarding the above responses, please do not hesitate to contact me at (949) 629-3928 or Karen.Aspinall@practus.com.

Sincerely,

/s/ Karen Aspinall

Karen Aspinall

Trust Counsel

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